[Reference Translation]

April 28, 2023

TOYOTA MOTOR CORPORATION

Notice Concerning Wrongdoings by Daihatsu Motor Co., Ltd

We hereby announce that our consolidated subsidiary, Daihatsu Motor Co., Ltd., has been found to have committed wrongdoing.

Please refer to the attached press release for details.

The impact of this matter on our forecasts of consolidated results is expected to be immaterial.

Apr. 28, 2023

Daihatsu Motor Co., Ltd.

Regarding Wrongdoings by Daihatsu Motor Co., Ltd. in Approval Application for Side Collision Tests

Daihatsu Motor Co., Ltd. (Daihatsu) has confirmed that it has committed wrongdoings in approval application for side collision tests for vehicles (4 models) developed by Daihatsu destined for overseas markets.

We deeply apologize for betraying the trust of our customers and other stakeholders and for causing great inconvenience and concern.

1.	Background

Regarding the wrongdoings that was reported internally in April this year, we conducted the following investigation and confirmed that it took place as reported.

(1) Interview survey of the department in charge and related departments suspected of committing wrongdoings

(2) Vehicle inspection

(3) Development history such as design change history and test results in the development process

2.	Overview of confirmation

Daihatsu has confirmed that in the side collision tests of the following vehicles, the inside lining of the front seat door was improperly modified, and that there was a violation of the side collision test procedures and methods stipulated by regulations.

Subject vehicle models

Representative vehicle name	Production start date	Production country	Main destination	Actual sales (cumulative sales)*
Toyota Yaris ATIV	August 2022	Thailand/Malaysia	Thailand, GCC, Mexico, etc.	76,289 units

Perodua Axia	February 2023	Malaysia	Malaysia	11,834 units

Toyota Agya	June 2023 (planned)	Indonesia	Ecuador	—

Models in development [one model]	This is a matter that concerns product plans, so we would like to refrain from going into details at this time.

Total				88,123 units

*As of the end of March 2023

Roles of Toyota and Daihatsu with regard to subject vehicles

Daihatsu carries out the entire process from development through to passing the necessary certification tests based on the OEM supply agreement and joint development agreement between Toyota Motor Corporation (Toyota) and Daihatsu.

Toyota then applies for approval of the vehicle type from authorities, and after receiving the necessary approval, sells them under the Toyota brand.

3.	The company’s actions and impact on subject vehicles

The wrongdoing was promptly reported to and consulted with the inspection and certification authorities after it was discovered, and shipments were suspended in the countries in which approval had been granted after discussions with Toyota.

In addition, while reporting to and consulting with the inspection and certification authorities, we have confirmed and reported that it conforms to laws and regulations in in-house re-tests using proper parts.

In the future, we will re-test in the presence of inspection and certification authorities, and if it is confirmed that the side impact performance complies with regulations, we will resume shipment.

4.	For customers

We will strive to resume shipments of vehicles for which shipments will be suspended, while receiving guidance from the inspection and certification authorities. At this time, there is no need for customers using these models to take any action for continued use.

5.	To prevent recurrence

In addition to the internal investigative committee that has conducted investigations so far, we have established an independent third-party committee to elucidate the details of this matter, analyze the root cause, and compile measures to prevent recurrence accordingly.

We will inform you again after the report from the third-party committee.

April 28, 2023

Chairman Toyoda Comments on Daihatsu’s Announcement of

Side Impact Test Wrongdoing

It has come to light that Daihatsu Motor Co., Ltd. (Daihatsu) has been found to have committed wrongdoing in the side impact test of its vehicles for overseas markets. We sincerely apologize for the inconvenience and concern this may cause to our customers, dealers, and other concerned parties who are currently using these vehicles.

Comments from Akio Toyoda, Toyota Chairman of the Board

Daihatsu Motor Co., Ltd.’s wrongdoing is a matter that concerns safety, which is the most important aspect of vehicles. We consider this an absolutely unacceptable act that betrays the trust of our customers. We would like to sincerely apologize to our customers around the world and all related parties for the inconvenience and concern this has caused.

Since this problem occurred with a Toyota brand passenger car, we believe that the problem is not limited to Daihatsu. We will begin by conducting a detailed investigation and thoroughly collecting facts to understand the situation, determine the true cause, and work diligently to prevent a recurrence.

We will also inform the public in a timely manner regarding the facts we learn through our investigations.

I personally promised our customers that Toyota would not run away, lie, or distort the truth during the recall crisis in 2009. Nevertheless, we find it to be a serious matter that such a problem has occurred at one of our group companies.

As the top executive officer, President Sato will take responsibility for improving the car manufacturing operations of Toyota and the group companies, while I, as the Chairman of the Board and with my recall issue experience, will lead initiatives for governance and compliance. The Toyota Group as a whole will do its utmost to regain the trust of our customers as soon as possible.

Daihatsu News release:

https://www.daihatsu.com/news/2023/20230428-4.html